November 25, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Lottery.com Inc.
Registration Statement on Form S-3
File No. 333-291505

Acceleration Request
Requested Date: November 26, 2025, 2:00 pm Eastern Standard Time

Gentlemen and Ladies:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lottery.com Inc., a Delaware corporation (the “Company”) hereby respectively requests that the above-referenced Registration Statement on Form S-3 (File No. 333-291505) be declared effective at the “Requested Date” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

●	The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the offering of securities covered by the Registration Statement.

●	The request for acceleration is made by the Company and not by any underwriter.

●	The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing.

●	The Company acknowledges that the declaration of effectiveness by the Commission or the staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

●	The Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies and please contact us at your convenience if you require any additional information.

Very truly yours,

/s/Matthew McGahan
Matthew McGahan
Chief Executive Officer and President